EXHIBIT 4.57

(English Summary)

LEASE 202207180016

Parties:

KAOHSIUNG CITY GOVERNMENT (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The land contains 228,013 square meters, located in Nanzih District, Kaohsiung.

Lease Term:

Commencing August 1, 2022 and expiring until Lessee enters into a new lease with Southern Taiwan Science Park Bureau to replace this Lease.

Rental:

The total amount of monthly rental shall be Twenty-three Million, Five Hundred and Sixty-five Thousand, Nine Hundred and Twenty-three New Taiwan Dollars (NT$23,565,923).

After the commencement of this Lease, the Lessee shall pay the rental amount of NT$23,565,923 including applicable taxes, each month in the manner prescribed by the Lessor.

Lessee shall pay a deposit to Lessor in the amount of NT$47,131,846, which will be applied to offset any liability owed by Lessee to Lessor.

Lessee must adhere to the terms and conditions set forth under this Lease concerning the use of the Lease Premises, including using the land for semiconductor manufacturing only, and compliance with Waste Disposal Act, Air Pollution Control Act, Soil and Groundwater Pollution Remediation Act and other applicable environmental laws, rules and regulations.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rent to become effective immediately upon the confirmation of the adjustment.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:

a.	Lessee fails to register its business as required by law.

b.	Lessee’s use of the land violates the restrictions set forth in applicable local rules or regulations.

c.	Lessee, by sublease or by other means, allows others to use the whole or part of the land or the building it constructed on the land.

d.	Lessee uses the land for illegal purposes or storage of hazardous substances triggering public safety concern.

e.	Lessee has defaulted in the payment of rent for an amount exceeding the total amount of two-year’s rent.

f.	Lessee violates the terms and provisions of this Lease pertaining to the use of the land and compliance with environmental laws, rules and regulations.

g.	Lessee fails to take good care of the land which results in the destruction of the land.

If one of the above events occurs, Lessee shall indemnify Lessor against any damage incurred and additionally pay a punitive penalty equal to one-month rent.

Governing Law and Jurisdiction:

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Kaohsiung District Court shall be the competent court of jurisdiction in the first instance.